Mail Stop 4561

February 17, 2009

Mr. Joel Schwartz
Principal Financial Officer
P.I. Associates Limited Partnership
280 Daines Street, Suite 300
Birmingham, MI 48009

      Re: **Uniprop Manufactured Housing Communities Income Fund**
              Item 4.01 Form 8-K
              Filed February 10, 2009
              File No. 000-15940

Dear Mr. Schwartz:

We have read your supplemental response letter dated February 16, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. Please revise Item 4.01 of Form 8-K to cover the interim period from the end of the most recent fiscal year to January 22, 2009, the date of dismissal. See Item 304(a)(1)(iv) and (v) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant